UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

DEUTSCHE BANK AKTIENGESELLSCHAFT

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

D1T769565 (CUSIP Number)

Laetitia Muir

1 Vine Street

London, W1J 0AH United Kingdom

+44 207 925 8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Special Situations Dedicated Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the direct beneficial owner of approximately 7.9% of the outstanding ordinary shares of Deutsche Bank Aktiengesellschaft (“Deutsche Bank”). See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Asset Management (Cayman)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BCM & Partners SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Asset Management (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON PN

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT UK Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Luxembourg SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Investment AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cubic (London) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 164,245,135 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 164,245,135 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T.R. Privatstiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 164,245,135 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 164,245,135 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) San Gabriel Privatstiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 164,245,135 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 164,245,135 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mag. Thomas Rieß
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 164,245,135 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 164,245,135 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON IN

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Schütz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 164,245,135 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 164,245,135 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON IN

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

Amendment No. 3 to Schedule 13D

This Amendment No. 4 (this “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 2, 2017 (the “Initial Filing”), as amended by Amendment No. 1 filed with the SEC on May 23, 2017, Amendment No. 2 filed with the SEC on December 21, 2017 and Amendment No. 3 filed with the SEC on February 15, 2018 (collectively, the “Schedule 13D”) is being filed on behalf of the “Reporting Persons,” as defined in the Schedule 13D and corresponding to the signatories hereto, relating to the ordinary shares, no par value (the “Ordinary Shares”) of Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) held for the account of C-QUADRAT Special Situations Dedicated Fund. Any capitalized terms used but otherwise undefined in this Amendment shall have the meaning given such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The first sentence of Item 3 of the Schedule 13D is amended and restated to read as follows:

The aggregate purchase price for the Ordinary Shares reported in Item 5 was approximately €2,775,679,249, including brokerage commissions, financing costs and other broker expenses.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a) C-QUADRAT is the direct beneficial owner of 164,245,135 Ordinary Shares, representing approximately 7.9% of Deutsche Bank’s outstanding Ordinary Shares. In addition, each Reporting Person other than C-QUADRAT may be deemed the indirect beneficial owner of such Ordinary Shares, representing approximately 7.9% of Deutsche Bank’s outstanding Ordinary Shares. The calculated percentages are based on the 2,066,402,041 Ordinary Shares issued and outstanding as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the SEC on March 16, 2018.

To the best of the Reporting Persons’ knowledge, none of the persons listed in Annex A holds any Ordinary Shares (other than as described in this Item 5). Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of Deutsche Bank for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(b) The Trusts and Cubic have shared beneficial ownership through ownership of C-QIAG, and the Trusts and each of their control persons, Mr. Rieß and Mr. Schütz, have shared control over Cubic. Each other Reporting Person possesses sole beneficial ownership over the Ordinary Shares. Each of the above has the shared or sole authority to direct the voting and disposition of 164,245,135 Ordinary Shares held by C-QUADRAT. As described in Item 5(d) below, BL Capital Holdings Limited (BVI) (“BL Capital”) and HNA Innovation Finance Group Co. Limited (“HNA”) are investors in C-QUADRAT, and C-QUADRAT permits withdrawals, which may be settled in-cash or in-kind.

(c) The following acquisitions and dispositions were made in the last 60 days:

Dispositions

Date	Quantity	Price, EUR (Including Commissions, if any)	Fund Conducting Transaction	Location of Transaction
March 12, 2018	1,310,334	15.0000	C-QUADRAT	Physical settlement of tranches of first series of collar transactions reported in Item 6 of the Initial Filing.
March 13, 2018	1,310,334	per share (Put Exercise Price)
March 14, 2018	1,310,334
March 15, 2018	1,310,334
March 16, 2018	3,275,835
April 16, 2018	1,637,918
April 17, 2018	1,637,918
April 18, 2018	1,637,918
April 19, 2018	1,637,918
April 20, 2018	2,620,668

(d) Each of BL Capital and HNA, through their respective investments in C-QUADRAT, has the right to receive dividends and/or proceeds from the sales of the Ordinary Shares of C-QUADRAT.

(e) Not applicable

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.2	Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: April 20, 2018

C-QUADRAT SPECIAL SITUATIONS DEDICATED FUND
By: Alexander Smith, Director
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*
C-QUADRAT ASSET MANAGEMENT (CAYMAN)
By: Walter Stresemann, Director
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*
BCM & PARTNERS SA
By: Fabio Michienzi, CEO
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*
By: Walter Stresemann, Director
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT ASSET MANAGEMENT (UK) LLP
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	General Counsel, CCO & MLRO
C-QUADRAT UK LTD.
By: Cristobal Mendez de Vigo, Director
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*
C-QUADRAT LUXEMBOURG SA
By: Carlos Mendez de Vigo, Director
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*
By: Filippo Campailla, Director
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*
C-QUADRAT INVESTMENT AG
By:	Cristobal Mendez de Vigo, Director
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Carlos Mendez de Vigo, Authorized Representative
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*
CUBIC (LONDON) LIMITED
By: Alvaro De Salinas Harnden, Director
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*
By: Carlo Michienzi, Non-Executive Chairman
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*
T.R. PRIVATSTIFTUNG
By: Gerd Alexander Schütz, Director
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*
By: Oliver Ginthör, Director
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

SAN GABRIEL PRIVATSTIFTUNG
By: Mag. Thomas Rieß, Director
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*
By: Oliver Ginthör, Director
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*
MAG. THOMAS RIEß
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*
ALEXANDER SCHÜTZ
By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

*	See attached Power of Attorney.